Joshua N. Korff To Call Writer Directly:	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile:
(212) 446-4943 joshua.korff@kirkland.com		(212) 446-4900

November 3, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs Katherine Wray

Re:	HealthPort, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 21, 2009

File No. 333-161381

Dear Mss. Jacobs and Wray:

This letter is being furnished on behalf of HealthPort, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2009 to Mr. Michael J. Labedz, President and Chief Executive Officer of the Company, with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-161381) (“Amendment No. 2”) that was filed with the Commission on October 21, 2009.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1. Amendment No. 3 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted. We have also enclosed a courtesy package, which includes eight copies of Amendment No. 3, four of which have been marked to show changes from Amendment No. 2 to the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Capitalization, page 38

1.	Please tell us how you determined that your total capitalization, as adjusted, is greater than the number of shares offered in your offering times the midpoint of your price range.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 38.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, pages 63, 65, and 67

2.	We note your revised disclosures in response to our prior comment number 17. Your revised disclosures do not appear to provide disclosure necessary for investors to understand whether the variability between these years is considered to be unusual and the likelihood that past performance is indicative of future performance. For example, in discussing the change in benefit to expense between the six months ended June 30, 2008 to June 30, 2009, your disclosure explains that the effective income tax rate will not be consistent, but is unclear if you anticipate recording an income tax benefit or expense in future periods. You further disclose that you expect your effective income tax rate to be consistent after the period in which the valuation allowance is released, but your disclosure does not provide your timing of this. Refer to Section III.B.4 of SEC Release 33-8350.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on pages 63, 66 and 68.

Liquidity and Capital Resources

Cash Flows, page 69

3.	We note your revised disclosures in response to our prior comment number 18. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. Your disclosures do not discuss the reasons for material changes between the amounts in the periods presented. For example, your statement that your accounts receivable has increased primarily due to acquisitions and organic revenue growth does not appear to provide disclosure necessary for investors to understand the variability as the change in accounts receivable has increased and decreased in the years presented. Refer to Section IV.B.1 of SEC Release 33-8350. Further, it does not appear that the amounts included in your cash provided by operations paragraph on page 69 match those amounts in your statement of cash flows. Please advise or revise. In addition, we note your revised disclosures identify cash provided

U.S. Securities and Exchange Commission

Division of Corporation Finance

by (used in) operations related to operating expenses. Please break out this amount to identify the material items in your cash flow statement and discuss the underlying drivers for the changes.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on pages 69 and 70 to further address the material changes in the underlying drivers that affect the Company’s cash flows in the periods presented.

Days Sales Outstanding, page 70

4.	We note your response to our prior comment number 19 that you confirm that your customer contracts are at the requester level. However, you have revised your disclosures on page 70 to note that your contracts are with different entities than the requesters. Please advise.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 71.

5.	We note you have revised your disclosures to indicate that your DSO is approximately 50 days. We repeat our prior comment to revise to explain the reasons why the collection period significantly exceeds your credit terms in all periods presented for each of your segments. In addition, it does not appear that you have expanded your disclosures to discuss the reasons for what appear to be high levels of bad debt expense and write-offs and why approximately one-third of your gross accounts receivable in each period is offset by an allowance for doubtful accounts. Your response should discuss matters unique to your company, in addition to the impact of industry-wide practices reflected in your receivables collections policies, history of delayed payments and DSO significantly higher than stated credit terms.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page 71.

Credit Facility and Senior Subordinated Notes, pages 71 and 73

6.	We note your revised disclosures in response to our prior comment 21. Please revise your disclosures to provide your actual ratios for each period presented.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on pages 73 through 75 to provide the actual financial ratios or amounts for each of the periods presented.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Corporate Reorganization, page F-9

7.	We have received your supplemental response letter dated October 30, 2009 and continue to review this letter. Please address the following items that were previously issued in our prior comment number 29 that we do not believe were fully addressed by your October 20, 2009 letter.

•

It appears that you have sufficient information to establish an estimate of the exchange ratio for your Series A, B-1, B-2, C and senior preferred shares in accordance with the terms of the CT Technologies Holdings, LLC Agreement. Provide us with a description of how you will account for each step in the reorganization process. Identify the literature that supports your accounting. Provide an accounting analysis for the reorganization.

•

Provide us with your estimated allocation to each contributing member and demonstrate whether the exchange will be pro rata and if not, how you intend to account for any excess received by certain members relative to their pro rata share. Confirm that the respective ownership interest or percentage did not change as a result of the reorganization.

Response:  We respectfully advise the Staff that the Company believes the contribution of senior preferred shares and Series A, B-1, B-2 and C shares of CT Technologies Holdings, LLC to the Company in exchange for senior preferred stock and common stock of the Company is an exchange of equity interests whereby each member, both before and after the exchange, will maintain their current ownership percentage.

As such, the Company believes that the appropriate accounting treatment for the conversion is an exchange of equity interests for equity interests whose fair values are equal immediately before and after the exchange. As a result of accounting for the conversion as an exchange of equity interests for equity interests whose fair values are equal immediately before and after the exchange, the conversion will have no impact on the Company’s statement of operations or retained earnings. Additionally, because the conversion is a change in capitalization prior to closing of an initial public offering, for presentation purposes, the Company has followed the guidance provided by Section 3430 of the Financial Reporting Manual of the Division of Corporation Finance, in that the Company has presented a pro forma balance sheet in addition to the historical balance sheet to give effect to the corporate reorganization.

U.S. Securities and Exchange Commission

Division of Corporation Finance

The following is a discussion of the accounting treatment for the Senior Preferred shares, Series C shares, Series B-1 and B-2 shares and Series A shares:

•

Senior Preferred Shares –The senior preferred shares are mandatorily redeemable and as such we have historically accounted for the senior preferred shares as a liability in accordance with Financial Accounting Standards (FAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Senior Preferred shares earn a 14% yield compounded quarterly on the amount of unreturned capital plus any unpaid yield. As the senior preferred shares are accounted for as a liability, the 14% yield has been recorded as interest expense.

In connection with the corporate reorganization, each holder of the senior preferred shares will execute a contribution agreement acknowledging and agreeing that they will receive senior preferred stock of the Company in exchange for senior preferred shares of CT Technologies Holdings, LLC. The senior preferred stock of the Company will have the same preferences, powers, rights, limitations and restrictions as the senior preferred shares of CT Technologies Holdings, LLC. As such, the Company will continue to account for the senior preferred stock of the Company as a liability after the conversion. The value of the Company held by the Senior Preferred shareholders will be the same immediately before and after the exchange.

Following the conversion and in connection with the closing of the initial public offering, proceeds from the offering will be used to redeem the senior preferred stock. As such, the Company believes it is appropriate to revise its pro forma balance sheet to reflect a liability for the distribution payable to the senior preferred stockholders. The Company believes this is in accordance with the guidance established by Staff Accounting Bulletin Topic 1B.3 Distributions to Promoters/Owners At or Prior to Closing of an IPO. In addition, as the redemption of the senior preferred shares will include an early redemption fee, the Company will also include the early redemption fee in the distribution payable to the senior preferred stockholders. The Company’s pro forma balance sheet on pages F-4 and F-5 has been revised accordingly.

•

Series C Shares – The holders of Series C shares have the right to require us to redeem the Series C shares at Fair Market Value (as defined in the Securities Purchase Agreement) on or after September 19, 2014. As the Series C shares are optionally redeemable, the Series C shares have historically been recorded outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. The Series C shares were recorded at fair value at the date of issuance and are adjusted to the current fair value as of each reporting date with the offset to accumulated deficit.

U.S. Securities and Exchange Commission

Division of Corporation Finance

The Series C shares will be exchanged for shares of common stock in accordance with the terms of the Amended and Restated Limited Liability Company Agreement of CT Technologies Holdings, LLC (the “LLC Agreement”). See below for further details of the exchange and how the value of the Company held by the Series C shareholders will be the same immediately before and after the exchange.

•

Vested Shares of Series B-1 and Series B-2 – The Series B-1 and B-2 shares have been issued under incentive compensation plans and have been accounted for in accordance with Financial Accounting Standards No. 123(R), Share-Based Payment (FAS 123(R)).

The Series B-1 and B-2 shares will be exchanged for shares of common stock in accordance with the terms of the LLC Agreement. See below for further details of the exchange and how the value of the Company held by the Series B-1 and B-2 shareholders will be the same before and after the exchange.

In addition, we respectfully advise the Staff that previously unrecognized compensation expense associated with certain employees who own Series B-1 and B-2 shares and whose vesting will accelerate in accordance with the terms of their original incentive share purchase agreements will be recognized in conjunction with the corporate reorganization. The Company will not account for the acceleration of these shares as a modification because their original incentive share purchase agreements required the acceleration of vesting in connection with an initial public offering.

However, certain other employees’ original incentive share purchase agreements will be modified in conjunction with the corporate reorganization to accelerate the vesting of their remaining Series B-1 and B-2 shares. Accordingly, the Company will account for the acceleration of these shares as a modification under FAS 123(R).

In addition, the restricted stock and stock options the Company intends to issue after the initial public offering to employees whose Series B-1 and B-2 shares were unvested and forfeited at the time of the corporate reorganization will be accounted for as a modification under FAS 123(R) because of the proximity of the issuance of these equity awards to the cancellations of the Series B-1 and B-2 shares.

•

Series A Shares – The Series A shares earn a yield of 15% compounded annually on the amount of unreturned capital value plus any previously unpaid yield. The Series A shares are recorded as a component of the Company’s equity at the historical purchase price of the shares plus the Series A yield.

The Series A shares will be exchanged for shares of common stock in accordance with the terms of the LLC Agreement. The exchange will be accounted for as an exchange of equity interests under common control at carrying value. See below for further details of the exchange and how the value held by the Series A shareholders will be the same immediately before and after the exchange.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Detailed Description of Exchange pursuant the terms of the CT Technologies Holdings, LLC Agreement

The terms of the conversion are governed by the LLC Agreement. No holders of senior preferred shares or Series A, B-1, B-2, and C shares will receive any shares of common stock of the Company that are not contemplated by the LLC Agreement. As noted in the Company’s prior responses, the Company intends to effectuate the corporate reorganization a few days before the Company seeks effectiveness of the Registration Statement.

In connection with the corporate reorganization, each holder of the Series A, B-1, B-2 and C shares will execute a contribution agreement acknowledging and agreeing that they will receive shares of common stock of the Company at a price of $15.00 per share, the midpoint of the range of our initial public offering price. The $15.00 per share price of the Company’s common stock has been fixed under the contribution agreement, regardless of the actual offering price established in the initial public offering. For the avoidance of doubt, the Company confirms that the $15.00 per share price to be used in connection with the corporate reorganization is fixed and will not change as a result of the initial public offering price.

In light of the fact that the price per share has been fixed, there are only two variable components that affect the distribution of the Company’s common stock to holders of the Series A, B-1, B-2 and C shares. The first variable component is the amount of indebtedness outstanding. The amount of indebtedness outstanding continues to increase because of the interest feature of the outstanding indebtedness. As time passes, the increase in the amount of indebtedness outstanding likewise decreases the equity value of the Company. Second, as set forth in the LLC Agreement, for any Series A share, the unpaid yield accrues on a daily basis in respect of such Series A share at a rate of 15% per year. In addition, as time passes, an additional number of shares of the Company are required in order for holders of the Series A shares to achieve the 15% unpaid yield and 30% return on invested capital that they are entitled to receive under the distribution provisions of the LLC Agreement (as discussed below). Accordingly, as time passes, holders of the Series A shares will receive additional shares of the Company’s common stock, while holders of the Series B-1, B-2 and C shares will receive less shares, because the fair value of the Company remains constant in light of the fixed $15.00 price per share. Once the date of the corporate reorganization is established by the Company, which the Company will determine prior to requesting effectiveness of the Registration Statement, the Company will be able to determine the amount of indebtedness outstanding, as well as the amount of the unpaid yield attributable to the Series A shares.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Based upon the amount of indebtedness outstanding and the amount of the unpaid yield on the Series A shares as of the date of the corporate reorganization and the fixed price of $15.00 per share, the shares of common stock of the Company will be distributed as follows:

•

first, to holders of the Series A shares an amount pro rata among such holders in proportion to and to the extent of the unreturned capital value in respect of the Series A shares owned by each holder as of the time of the distribution until the entire amount of the unreturned capital value of all outstanding Series A shares has been paid in full;

•	and, to holders of the Series C shares an amount pro rata among such holders on the basis of the number of points, which is defined in the LLC Agreement;

•

second, to holders of the Series A shares an amount pro rata among such holders in proportion to and to the extent of the entire amount of the 15% unpaid yield until the entire amount of the 15% unpaid yield on all outstanding Series A shares as of the time of such distribution has been paid in full;

•	and, to holders of the Series C shares an amount pro rata among such holders on the basis of the number of points, which is defined in the LLC Agreement;

•

third, to holders of the Series A shares until the aggregate amount of the distributions paid to the holders of Series A shares over the life of CT through the date of the distribution equals the aggregate capital value of the Series A shares plus 30% per year return on the unreturned capital value for the Series A shares;

•	and, to holders of the Series B-1 shares and Series C shares pro rata among such holders on the basis of the number of points, as defined in the LLC Agreement; and

•	finally, a pro rata distribution will be made of the remaining shares to the Series A, B-1, B-2, and C shares, pro rata among each.

For your convenience, the Company is supplementally providing a table that illustrates the expected ownership percentage of the shares of common stock of the Company (after giving effect to the reorganization) by each of the holders (as a group) of the Series A, B-1, B-2 and C shares at June 30, 2009, September 30, 2009 and November 6, 2009. The table is attached as Exhibit A to this response letter. For the avoidance of doubt, the Company respectfully confirms that the respective ownership percentage of the holders (as a group) of the Series A, B-1, B-2 and C shares will not change as a result of the corporate reorganization.

U.S. Securities and Exchange Commission

Division of Corporation Finance

•

Demonstrate what impact a change in the offering price will have on the exchange ratio and your analysis of whether the exchange can be considered to be on a pro rata basis. Confirm, as stated in your October 30, 2009 letter, that $15.00 mid-point IPO price is fixed and will not change.

Response: We respectfully advise the Staff that, in connection with the corporate reorganization, each holder of the Series A, B-1, B-2 and C shares has entered into a contribution agreement acknowledging and agreeing that they will receive shares of common stock of the Company at a price of $15.00 per share, the midpoint of the range of the Company’s estimated initial public offering price. The $15.00 per share price of the Company’s common stock has been fixed under the contribution agreement, regardless of the actual offering price established in the initial public offering. The Company confirms that the $15.00 per share price to be used in connection with the corporate reorganization is fixed and will not change as a result of the initial public offering price.

•

Tell us how you considered whether the exchange of redeemable Series C shares for common shares constitutes a redemption of the Series C shares. Describe the potential impact, if any, that the redemption would have on your accounting for the exchange and on your EPS computation. We note that your October 30, 2009 letter indicates that you now believe that this exchange is no longer considered a redemption. Please explain why your conclusion has changed and why your accounting is proper.

Response: We respectfully advise the Staff that the Company continues to believe that the exchange of Series C shares for common stock constitutes an exchange in the corporate reorganization rather than a redemption and will accordingly account for the Series C shares as an exchange. The Company inadvertently used the term “redeem” instead of the term “conversion” or “exchange in prior communications with the Staff.” As noted in its prior responses, the holders of Series C shares have the right to require the Company to redeem the Series C shares at fair market value (as defined in the Securities Purchase Agreement) on or after September 19, 2014. The Series C shares are stated at fair value at each balance sheet date. The common stock to be issued in exchange for the Series C shares is included in the Company’s pro forma weighted average shares outstanding.

8.	As stated above, we continue to review your supplemental response letter dated October 30, 2009. We have identified some items that do require clarification that are outlined below:

•

Please explain why the 30% return on invested capital for Series A should be included as part of the exchange and given pro rate effect instead of being recognized as a distribution. That is, explain why the 30% return is not being recognized as a one-time distribution.

Response: We respectfully advise the Staff that the contribution of Series A shares of CT Technologies Holdings, LLC to the Company in exchange for common stock of the Company is an exchange of equity interests whereby each member immediately before and after the exchange will own the same percentage value of the Company. The 30% return on capital is one of the factors impacting the determination of the allocation of the Company’s common stock to holders of the Series A, B-1, B-2 and C shares pursuant to the terms of the LLC Agreement. Between the point in time when the holders of the Series A shares have received the 15% unpaid yield and when the 30% return on the Series A unreturned capital balance is achieved, holders of the Series A, B-1, and Series C shares share in the allocation of the common stock based on their respective number of points, as defined in the LLC Agreement. Accordingly, the Company determined that the 30% return is part of the exchange calculation rather than a shareholder distribution.

U.S. Securities and Exchange Commission

Division of Corporation Finance

•	Please compare the fair values for Series B-1 and B-2 as outlined in Exhibit A to the fair values disclosed on page 57. Please explain differences, if any, in reasonable detail.

Response: The following table compares the fair values of the Series B-1 and B-2 shares as outlined in the attached Exhibit A to the updated fair values disclosed on page 56. As disclosed on page 56, the fair value of the Series B-1 or B-2 shares was $1.30 and $0.66. The fair values of the Series B-1 and B-2 shares that are disclosed on page 56 have been revised to reflect updated information. In particular, an effective date of the corporate reorganization of November 6, 2009 instead of October 31, 2009 was used, as well as updated indebtedness amounts as of September 30, 2009 instead of June 30, 2009.

As of November 6, 2009

	Shares of CT Technologies Holdings, LLC Prior to Conversion (A)	Common Stock of HealthPort, Inc. (B)	Conversion Ratio (B/A) (C)	Fixed Conversion Price (D)	Value per Share (D*C)
Series B-1	7,287,900	633,271	0.0869	$15.00	$1.30
Series B-2	18,233,100	800,100	0.0439	$15.00	$0.66

	25,521,000	1,433,371

•

Describe the basis for determining the pro rata allocation that is performed as the final priority or step. That is, explain whether the basis is invested capital, number of shares outstanding prior to the reorganization or points. Further, explain why the allocation is pro rata.

Response: We respectfully advise the Staff that, in accordance with the Amended and Restated Limited Liability Company Agreement of CT Technologies Holdings, LLC, the basis for determining the pro rata allocation that is performed as the final priority or step is based upon points (as defined in the LLC Agreement). Similarly, the allocation is on a pro rata basis in accordance with the terms of the LLC Agreement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Discontinued Operations, page F-17

9.	We note your response to our prior comment number 28. Please tell us how you have considered all of the disclosure requirements of paragraph 47 of SFAS 144, particularly subparagraphs a and c.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page F-49.

Pro Forma Consolidated Statement of Operations, page F-113

10.	We note the revisions you made in response to our prior comment number 34. Please expand the heading to explain that the notes are discussing amounts that are included in your historical financial statements. That is, the disclosure should indicate that the amounts are not included in the pro forma adjustment amounts.

Response: Based upon the Staff’s comment, the Company has revised its disclosure on page F-115.

U.S. Securities and Exchange Commission

Division of Corporation Finance

*        *        *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4943 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely,

/s/ Joshua N. Korff
KIRKLAND & ELLIS LLP

cc:	Michael J. Labedz

Brian M. Grazzini

HealthPort, Inc.

Wayne D. Boberg

Matthew F. Bergmann

Winston & Strawn LLP

U.S. Securities and Exchange Commission

Division of Corporation Finance

EXHIBIT A

HealthPort IPO Existing Shareholder Illustration

($ in 000s)

IPO Share Price            $15.00

	June 30, 2009		September 30, 2009		November 6, 2009
Assumed Equity Value at IPO	$338,948		$338,948		$338,948
Less: Equity Value Sold to Public	(90,000)		(90,000)		(90,000)

Equity Value to Existing Shareholders	$248,948		$248,948		$248,948

Implied Value at IPO		Ownership Percentage(2)		Ownership Percentage(2)		Ownership Percentage(2)
Series A	$215,819	86.69%	$218,316	87.70%	$219,320	88.10%
Series B-1	9,809	3.94%	9,588	3.85%	9,499	3.82%
Series B-2	15,308	6.15%	12,950	5.20%	12,001	4.82%
Series C	8,011	3.22%	8,094	3.25%	8,127	3.26%

Total	$248,948	100.00%	$248,948	100.00%	$248,948	100.00%
# of Shares at IPO
Series A	14,387,953	86.69%	14,554,398	87.70%	14,621,338	88.10%
Series B-1	653,954	3.94%	639,203	3.85%	633,271	3.82%
Series B-2	1,020,532	6.15%	863,324	5.20%	800,100	4.82%
Series C	534,069	3.22%	539,582	3.25%	541,800	3.26%

Total	16,596,509	100.00%	16,596,509	100.00%	16,596,509	100.00%

Series A Metrics
Series A Invested Capital	$98,239		$98,239		$98,239
Series A 15.0% Unpaid Yield (1)	29,295		33,783		35,589
Series A 30.0% Return on Invested Capital (1)	35,047		41,256		43,754
Remaining Series A Pro Rata Proceeds	53,239		45,038		41,739

Series A Implied Value at IPO	$215,819		$218,316		$219,320

As time passes, an additional number of shares of HealthPort are required for the holders of the Series A shares to receive the 15.0% and 30.0% return. Consequently, the Series A holders will receive a higher percentage ownership as time passes, assuming a constant Equity Value to Existing Shareholders.

(1)	15.0% and 30.0% Series A returns compound annually on December 31 of each year.

(2)	Does not give effect to the shares to be offered in the initial public offering. Please see the table in the “Dilution” section of Amendment No. 3 on page 41.